FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission file number 00100035

A. Full title of the plan and the address of the plan, if different from that of the issue named below:

GE Client Business Services, Inc. Retirement Income and Employee Savings Plan
4211 Metro Parkway
Fort Myers, FL 33916

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GE Client Business Services, Inc. Retirement Income and Employee Savings Plan

By: ______________________

Name: Scott Imberman

Title: Human Resources

Date: June 20, 2006

Exhibit Index

Exhibit No.	Exhibit
23	Consent of Independent Registered Public Accounting Firm
24	Financial Report

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Consent of Independent Registered Public Accounting Firm

GE Client Business Services, Inc.
Retirement Income and Employees Savings Plan:

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-74415) of General Electric Company of our report dated June 26, 2006, relating to the statements of net assets available for plan benefits of GE Client Business Services, Inc. Retirement Income and Employees Savings Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for plan benefits for the years then ended, and the related supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2005, which report appears in the December 31, 2005 annual report on Form 11-K of GE Client Business Services, Inc. Retirement Income and Employees Savings Plan.

KPMG LLP

New York, New York
June 26, 2006

GE CLIENT BUSINESS SERVICES, INC.
RETIREMENT INCOME AND EMPLOYEE SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2005 and 2004

(With Report of Independent Registered Public Accounting Firm Thereon)

GE CLIENT BUSINESS SERVICES, INC.
RETIREMENT INCOME AND EMPLOYEE SAVINGS PLAN

December 31, 2005 and 2004

Table of Contents

* Schedules required by Form 5500 which are not applicable have not been included.

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants
GE Client Business Services, Inc. Retirement Income and Employee Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the GE Client Business Services, Inc. Retirement Income and Employee Savings Plan (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the GE Client Business Services, Inc. Retirement Income and Employee Savings Plan as of December 31, 2005 and 2004, and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

New York, New York
June 26, 2006

GE CLIENT BUSINESS SERVICES, INC.
RETIREMENT INCOME AND EMPLOYEE SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2005 and 2004

	2005	2004
Assets:		
Investments at fair value (note 3):		
Cash and cash equivalents	$ 37,140	$ 43,832
Mutual funds	8,009,350	8,639,717
Pooled investment fund	1,744,946	1,770,997
Common Stock	1,977,069	2,026,471
Participant loans	237,146	402,710
Total investments	12,005,651	12,883,727
Receivables:		
Employer contributions	7,021	111,283
Participants contributions	18,983	7,249
Accrued investment income	18,334	17,032
Total receivables	44,338	135,564
Net assets available for plan benefits	$ 12,049,989	$ 13,019,291

See accompanying notes to financial statements.

CLIENT BUSINESS SERVICES, INC.

RETIREMENT INCOME AND EMPLOYEE SAVINGS PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2005 and 2004

	2005	2004
Additions to net assets attributed to:		
Investment income:		
Net appreciation (depreciation) in the fair value of investments (note 3)	$ (166,400)	$ 806,231
Dividends	519,742	248,186
Interest on participant loans	13,964	21,866
Total investment income	367,306	1,076,283
Contributions:		
Participant	247,314	282,533
Employer	245,897	231,367
Total contributions	493,211	513,900
Deductions from net assets attributed to:		
Benefits paid to participants	(1,828,869)	(2,194,467)
Loan fees (note 1)	(950)	(1,300)
Net decrease	(969,302)	(605,584)
Net assets available for plan benefits at:		
Beginning of year	13,019,291	13,624,875
End of year	$ 12,049,989	$ 13,019,291

See accompanying notes to financial statements.

(1) Description of Plan

The following description of the GE Client Business Services, Inc. Retirement Income and Employee Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan established for the benefit of the employees of GE Client Business Services, Inc. (the Company), whose ultimate parent is General Electric Company (GE). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Effective December 30, 2005, the Plan Administrator froze the Plan and, accordingly, no new participants may participate in the Plan after that date, nor may additional contributions be made by existing participants or the Company.

The Plan consists of two components: the Retirement Income Program and the Employee Savings Plan.

Prior to December 30, 2005, all employees, who have reached the age of 18, were eligible to participate in the Retirement Income Program as long as they were not actively participating in another pension plan within GE and were not temporary employees or a nonresident alien.

MG Trust Company, L.L.C. (MG Trust) is the Plan's custodian and BISYS Retirement Services (BISYS) is the record-keeper.

Contributions

Effective December 30, 2005, no further contributions may be made to the Plan by any participant nor on the behalf of any participant.

Prior to December 30, 2005, participants may have elected to defer up to 13% of their compensation on a before-tax basis, after-tax basis, or any combination of both, subject to the limitations as prescribed in the Plan document. Additionally, for eligible participants in the Plan, the Company matched employee contributions at a rate of 50% of the first 5% of employee contributions, up to a maximum of 2.5% of compensation.

For December 31, 2005 and 2004, the Company made discretionary contributions of $163,908 and $108,880, respectively, which represented 5% of participant eligible compensation for both years.

The United States Internal Revenue Code limits pre-tax contributions. The limits for participants under age 50 were generally $14,000 and $13,000 in 2005 and 2004, respectively. For other participants, the 2005 and 2004 limits were generally $18,000 and $16,000, respectively.

Vesting

Effective December 30, 2005, participants in the Plan became fully vested in their existing account balances and subsequent earnings thereon.

Prior to December 30, 2005, participants were fully vested in their contributions and Company contributions to the Employee Savings Plan and earnings thereon. The Retirement Income Program provided for participants to be fully vested in Company contributions according to the following schedule:

Years of Vesting Service	Vesting Percentage
Less than 1 year	0%
1 year, but less than 2 years	20%
2 year, but less than 3 years	40%
3 year, but less than 4 years	60%
4 year, but less than 5 years	80%
5 years	100%

Forfeitures

Prior to December 30, 2005, forfeitures were first used to reinstate previously forfeited account balances for the reinstated participant account, if any, and the remaining forfeitures, if any, may have been used to reduce future Company contributions. At December 31, 2005 and 2004, forfeited nonvested accounts totaled $22,944 and $37,344 respectively. In 2005, $52,845 was utilized to offset Company contributions.

Investment Options

Participants are permitted to allocate their account balances in increments of 5% to one or more of the following investment options:

a) GE Common Stock Fund– This fund primarily invests in shares of GE common stock, with a small portion of the fund held in cash or other short term investments to provide liquidity.

b) GE U.S. Equity Fund – This fund seeks long-term growth of capital. The fund invests primarily in equity securities of U.S. companies. To a lesser extent, the fund may also invest in foreign securities and debt securities.

c) GE Strategic Investment Fund – This fund seeks to maximize total return by following an asset allocation strategy contemplating shifts among a range of investments principally including U.S. and foreign stocks, bonds and other debt instruments, and money market instruments.

d) GE Fixed Income Fund – This fund seeks income consistent with preservation of capital. The fund invests primarily in fixed-income securities including government obligations, corporate debt, mortgage- and asset-backed instruments, and money-market instruments.

e) GE Institutional International Equity Fund – This fund invests primarily in equity securities of companies in countries other than the U.S.

f) GE Institutional Small Cap Value Equity Fund – This fund invests primarily in equity securities of small-cap U.S. companies (those with market capitalizations in the same range as the companies in the Russell 2000 Index)

g) Baron Small Cap Fund – This fund purchases stocks whose prices the adviser believes are undervalued relative to their businesses' long term growth prospects, future cash flows and asset values.

h) Harbor International Fund – This fund invests primarily in equity securities, principally common and preferred stocks, of foreign companies, including those located in emerging market countries.

i) State Street Stable Value Fund – This fund's primary objective is to preserve principal while achieving a rate of return competitive with rates earned over an extended period of time by comparable fixed income investment products. This fund invests primarily in pooled investment contracts with short-term maturities.

j) GE Global Equity Fund – This fund seeks long-term growth of capital through investments principally in equity securities issued by companies located in both developed and developing countries throughout the world.

Audited financial statements and prospectuses or other disclosure documents of the registered investment companies are distributed annually to participants.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and Plan earnings. Allocations are based on participant earnings or account balances, as defined. Plan earnings generated from investment funds are allocated daily to participants' accounts.

Participant Loans

Loans are available to participants and are limited to the lesser of: (1) $50,000 reduced by the excess, if any, of other outstanding loan balances or (2) one-half of the current value of the nonforfeitable accrued benefit of the participant derived from deferred compensation, after-tax voluntary contributions, and Company matching contributions under the Plan. The interest rate on participant loans is the prime rate as published in the Wall Street Journal as of the last business day of the month prior to the month in which the loan is requested, plus 1%. There is a $50 charge for each loan.

The period of repayment of any loan is determined by mutual agreement between the Plan administrator and the borrower, but such period may not exceed 5 years from the effective date of the loan unless the loan is used to acquire, construct, or substantially rehabilitate a principal residence, for which a longer term may be permissible. If a participant has two loans outstanding and paid the balance of one loan, then they must wait 30 days before taking out another loan.

Payment of Benefits

On termination of service due to death, disability, resignation, or retirement, a participant or his or her beneficiary may elect to receive either a lump-sum amount equal to the value of the assets vested in his or her account or annual installments over a certain period as defined in the Plan document.

Once a year as of the last day of any quarter, a participant may withdraw, without penalty or forfeiture, any portion of the after-tax employee contribution upon which the Company matching contribution is vested and the vested portion of his Company matching contributions. In order to withdraw matching contributions and earnings thereon, the participant must have five years of Plan participation. A participant may also withdraw, under conditions of financial hardship, the after-tax employee contribution upon which the Company matching contribution is not vested. If the financial need created by the hardship exceeds such withdrawals, a participant may withdraw the before-tax employee contribution and the vested portion of his Company matching contribution up to the amount necessary to meet such need.

(2) Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of financial statements. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. All shares of registered investment companies (mutual funds) are valued at quoted market prices. Shares of pooled investment funds are stated at cost which approximates fair value. This represents the net asset values of shares held as reported by the Investment Manager of the fund. GE Common Stock is traded on the New York Stock Exchange and is valued at the current market price on the last business day of the Plan's year end.

Short-term investments and participant loans are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date.

Payment of Benefits

Benefit payments are recorded when paid to participants.

Expenses

Substantially all expenses related to the administration of the Plan are paid by the Company with the exception of the Plan's loan expenses, which are paid by the Plan's trustee out of the appropriate participant's investment fund's assets.

GE CLIENT BUSINESS SERVICES, INC.
RETIREMENT INCOME AND EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(3) Investments

The following presents the fair value of investments as of December 31, 2005 and 2004.

		2005			2004	
Mutual funds:						
GE U.S. Equity Fund	$	4,116,866	*	$	5,039,107	*
GE Strategic Investment Fund		1,353,024	*		1,436,229	*
GE Fixed Income Fund		1,100,396	*		1,234,513	*
GE Global Equity Fund		990,399	*		929,868	*
Harbor International Fund		223,115			—	
Baron Small Cap Fund		103,139			—	
GE Institutional Small Cap Value Equity Fund		65,127			—	
GE Institutional International Equity Fund		57,284			—	
Total mutual funds		8,009,350			8,639,717	
Common stock:						
GE Common Stock		1,977,069	*		2,026,471	*
Pooled investment fund:						
State Street Stable Value Fund		1,744,946	*		1,770,997	*
Short-term investments:						
Cash and cash equivalents		37,140			43,832	
Participant loans		237,146			402,710	
Total investments	$	12,005,651		$	12,883,727	

* Represents 5% or more of Plan's net assets.

During 2005 and 2004, the Plan investments (including gains and losses on investments bought, sold and held during the year) appreciated (depreciated) in value as follows:

		2005		2004
GE Common Stock	$	(28,808)	$	356,894
Mutual funds		(137,592)		449,337
Total	$	(166,400)	$	806,231

(4) Risk and Uncertainties

The Plan offers a number of investment options including GE common stock and a variety of investment funds, mutual funds and a pooled investment fund. The investment funds invest in U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Plan Benefits and participants account balances.

The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across ten participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the GE Common Stock Fund, which invests in a single security.

(5) Related Party Transactions (Parties in Interest)

The record-keeping functions for the underlying investments held by the Plan are performed by BISYS. Certain investments of the Plan are shares of mutual funds that are advised by GE Asset Management Incorporated (GEAM) and distributed by GE Investment Distributors, Inc., affiliates of the Plan Sponsor. GEAM provides investment advisory services for certain investments in the Plan. Another investment in the Plan is an investment fund comprised of shares of common stock issued by GE, the ultimate parent of the Plan Sponsor.

Certain fees paid to related parties for services to the Plan were paid by the Plan Sponsor or an affiliate of the Plan Sponsor. Mutual fund and pooled investment fund operating expenses, which include expenses paid to GEAM and BISYS, come out of the fund's assets and are reflected in the fund's share/unit price and dividends.

(6) Income Tax Status

The Internal Revenue Services has determined and informed the Company by a letter dated January 14, 2003 that the Plan and the related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(7) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination or partial termination, net assets will be distributed to participants and beneficiaries in proportion to their respective account balances.

Supplemental Schedule

GE CLIENT BUSINESS SERVICES, INC.

RETIREMENT INCOME AND EMPLOYEE SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

	Issuer	Description of investment	Number of shares		Market value
*	MG Trust Company	Cash and cash equivalents	37,140	$	37,140
*	GE Common Stock	Common Stock	56,407		1,977,069
*	GE U.S. Equity Fund	Mutual Fund	151,022		4,116,866
*	GE Strategic Investment Fund	Mutual Fund	57,723		1,353,024
*	GE Fixed Income Fund	Mutual Fund	91,623		1,100,396
*	GE Global Equity Fund	Mutual Fund	44,116		990,399
	Harbor International Fund	Mutual Fund	4,537		223,115
	Baron Small Cap Fund	Mutual Fund	4,451		103,139
*	GE Institutional Small Cap Value Equity Fund	Mutual Fund	4,470		65,127
*	GE Institutional International Equity Fund	Mutual Fund	4,269		57,284
	State Street Stable Value Fund	Pooled Investment Fund	1,744,946		1,744,946
*	Participants loans	67 loans to participants with interest rates of 5.00% to 8.25%	—		237,146
				$	12,005,651

* Party-in-interest as defined by ERISA.

See accompanying Report of Independent Registered Public Accounting Firm.